Suares & Associates

Attorneys at Law

833 Flatbush Avenue

Suite 100

Brooklyn, New York 11226

dsuares@suaresassociates.com

Tel: 718-622-8450	Fax: 718-282-3113

January 25, 2022

Ronald E. Alper, Esq.

Staff Attorney

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Masterbeat Corp. Amendment No. 1 to Offering Statement on Form 1-A Filed December 29, 2021 File No. 024-11752

Dear Mr. Alper,

On behalf of Masterbeat Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated January 24, 2022, relating to the above-captioned Amendment to Form 1-A (“Offering Circular”). Captions and page references herein correspond to those set forth in the Offering Circular.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Amendment to Form 1-A

Exhibits

1. Please file your auditor’s consent. See Item 17(11)(a) of Form 1-A.

We have filed the auditor’s consent.

Signatures, page III-2

2. Please include the signatures of your principal financial officer and principal accounting officer. If your chief executive officer serves in those capacities, please so indicate in the signature section. See Instructions to Signatures of Form 1-A.

We have added the required signatures.

Please contact me with any questions or comments on the enclosed. Thank you.

Sincerely,

/s/ Donnell Suares

Donnell Suares